EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization

Bio Blue Bird AG	Lichtenstein

Viridis Biotech, Inc.	Nevada

PharmaCyte Biotech Australia Pty Ltd	Australia

Nuvilex Europe Limited	Ireland

Freedom-2, Inc.	Delaware